Exhibit 99.1
SAP INTERIM REPORT
January-September 2007

2          INTERIM REVIEW OF SAP GROUP OPERATIONS
INTERIM REVIEW OF SAP GROUP OPERATIONS
(UNAUDITED)1
FORWARD-LOOKING STATEMENTS
     Any statements contained in the interim review of operations that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “assume”, “believe”, “counting on”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “is confident”, “may”, “plan”, “predict”, “project”, “should”, “target”, “want”, “will” and “would” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (SEC), including SAP’s most recent Annual Report on Form 20-F for 2006 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
NON-GAAP MEASURES
     This interim review of operations discloses certain financial measures, such as free cash flow, and constant currency period-over-period changes in revenue and operating income, that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP measures. Our non-GAAP measures may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP measures are reconciled to the nearest U.S. GAAP measure in this report.
FREE CASH FLOW We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow minus additions to long-lived assets excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
     Free cash flow reconciles to the nearest U.S. GAAP measure as follows:
Reconciliation for nine months ended September 30

In € millions	2007	2006
Net cash provided by operating activities	1,344	1,286
Additions to long-lived assets excluding additions from acquisitions	-293	-233
Free cash flow	1,051	1,053
CONSTANT CURRENCY PERIOD-OVER-PERIOD CHANGES
We believe it is important for investors to have information that provides insight into our sales growth. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both growth in sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, therefore we cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating sales volume growth, we present information about our revenue growth and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
     Constant currency period-over-period changes should be considered in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
     We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial

[1]	This Interim Review of Operations was neither audited nor reviewed by our external auditors.
In this Interim Review of Operations, earnings per share and the number of shares reflect the issuance of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds in December 2006. The figures for earlier years have been adjusted accordingly.

measure. We do not evaluate our growth and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
Constant currency year-over-year changes in revenue and operating income reconcile to the respective unadjusted year-over-year changes as follows:

4          INTERIM REVIEW OF SAP GROUP OPERATIONS
Reconciliation of constant currency period-over-period changes for third quarter

	Percentage	Constant currency
	change from 2006 to	percentage change
	2007 as reported	from 2006 to 2007	Currency effect
	%	%	Percentage points
Software revenue	11	15	-4
Support revenue	13	16	-3
Subscription and other software related service revenue	28	31	-3
Software and software related service revenue	13	16	-3
Consulting revenue	1	4	-3
Training revenue	12	15	-3
Other service revenue	17	17	0
Professional services and other service revenue	3	6	-3
Other revenue	-44	-38	-6
Total revenue	9	13	-4
Software revenue by region:[2]
EMEA region[3]	14	15	-1
Americas region	3	11	-8
Asia Pacific Japan region	25	28	-3
Software revenue	11	15	-4
Software and software related service revenue by region:
Germany	3	3	0
Rest of EMEA region	21	22	-1
EMEA region	14	15	-1
United States	9	18	-9
Rest of Americas region	4	6	-2
Americas region	8	15	-7
Japan	6	16	-10
Rest of Asia Pacific Japan region	31	30	1
Asia Pacific Japan region	21	24	-3
Software and software related service revenue	13	16	-3
Total revenues by region:
Germany	4	4	0
Rest of EMEA region	15	16	-1
EMEA region	10	11	-1
United States	7	15	-8
Rest of Americas region	2	4	-2
Americas region	6	13	-7
Japan	1	10	-9
Rest of Asia Pacific Japan region	27	27	0
Asia Pacific Japan region	16	20	-4
Total revenue	9	13	-4
Operating Income	9	0	9

[2]	Based on customer location

[3]	Europe/Middle East/Africa

Reconciliation of constant currency period-over-period changes for nine months ended September 30

	Percentage	Constant currency
	change from 2006 to	percentage change
	2007 as reported	from 2006 to 2007	Currency effect
	%	%	Percentage points
Software revenue	13	17	-4
Support revenue	11	15	-4
Subscription and other software related service revenue	39	43	-4
Software and software related service revenue	13	16	-3
Consulting revenue	-1	2	-3
Training revenue	8	12	-4
Other service revenue	22	26	-4
Professional services and other service revenue	1	4	-3
Other revenue	-15	-9	-6
Total revenue	9	12	-3
Software revenue by region:
EMEA region	15	16	-1
Americas region	8	16	-8
Asia Pacific Japan region	22	26	-4
Software revenue	13	17	-4
Software and software related service revenue by region:
Germany	5	5	0
Rest of EMEA region	19	20	-1
EMEA region	13	14	-1
United States	9	17	-8
Rest of Americas region	16	21	-5
Americas region	10	18	-8
Japan	8	20	-12
Rest of Asia Pacific Japan region	21	22	-1
Asia Pacific Japan region	16	21	-5
Software and software related service revenue	13	16	-3
Total revenue by region:
Germany	4	4	0
Rest of EMEA region	14	15	-1
EMEA region	10	11	-1
United States	4	13	-9
Rest of Americas region	11	15	-4
Americas region	6	13	-7
Japan	3	14	-11
Rest of Asia Pacific Japan region	20	21	-1
Asia Pacific Japan region	14	18	-4
Total revenue	9	12	-3
Operating Income	9	0	9

6          INTERIM REVIEW OF SAP GROUP OPERATIONS
LISTINGS
     SAP AG common shares are listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each representing one common share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of the DAX, the index of 30 German blue chip companies. Information on the SAP common shares is available on Bloomberg under the symbol “SAP GR”, on Reuters under “SAPG.F”, and on Quotron under “SAGR.EU”. Additional information is available on SAP’s home page: www.sap.com.
BUSINESS IN THE FIRST NINE MONTHS 2007
GLOBAL ECONOMY While the International Monetary Fund (IMF) reports that the global economy grew strongly in the first three quarters of 2007 (indeed, by 5% in the first half year alone), turbulence in financial markets has, it says, clouded the prospects. However, during the first nine months of 2007 this had not impacted the output of the seven leading industrialized countries (the G7), according to the Organisation for Economic Co-operation and Development (OECD). As in the previous year, their combined gross domestic product (GDP) grew 2.1%.
     In the Americas region, in the OECD’s view, the effect of difficulties on the home loan market, especially in the United States, was making itself felt — even though in the third quarter of 2007 this was not apparent from all of the indicators.
     With a GDP increase of 1.6% in the first nine months of 2007, Europe had experienced a slight loss of economic drive, too: retail sales had hardly faltered, the OECD reports. And - in the view of the IMF - the financial crisis in the United States had also impacted Europe. In light of the upheavals on financial markets, the IMF believes that euro area economic growth has already peaked for the current cycle.
     In the Asia Pacific region, China continues to drive growth with 2007 GDP to September at 11% on an annualized basis, closely followed by India (about 9%) and Russia (about 7%), according to the IMF. The Japanese economy saw sustained growth of 1.4% between January and September 2007. Investment by Japanese companies is driving the upswing.
     In the context of less brisk economic growth since the beginning of 2007, the IMF says growth in international trade slowed slightly to no more than 7% in the first three quarters of 2007 after 9.2% in 2006 (full year).
IT MARKET Despite growing uncertainty about the U.S. economy, which is the world’s most important single market for information technology (IT), the first half of 2007 saw IT demand grow at least as fast as the corresponding period in 2006. Continued price declines in hardware have diverted a larger proportion of IT budgets toward software and IT services. That is the assessment of prominent U.S. market research firm, IDC.From the beginning of 2007 to the autumn, the business environment remained upbeat in Europe and was again highly favorable in the emerging markets, which made up for a loss of momentum in the United States. Sales of system infrastructure software were also strong. On the other hand, demand growth for high-end servers and traditional workstations was far less pronounced than in 2006.

BUSINESS AT SAP IN THE THIRD QUARTER 2007
Key figures at a glance — SAP Group

	Q3	Q3
In € millions, except operating margin, headcount and DSO	2007	2006	Change	% Change
Software revenue	715	642	73	11
Software and software related service revenue	1,739	1,544	195	13
Total revenue	2,422	2,214	208	9
Operating income	601	549	52	9
Operating margin	24.8%	24.8%	0%	0
Income before income taxes and minority interests	632	571	61	11
Net income	408	370	38	10
Headcount, in full-time equivalents (September 30)	42,772	38,468	4,304	11
Days sales outstanding (September 30)	67	68	-1	-1
Revenue Our software and software related service revenue for the 2007 third quarter was €1.74 billion (2006: €1.54 billion4), which is an increase of 13% (16% at constant currencies) compared to the third quarter of 2006. Software revenue for the third quarter of 2007 was €715 million (2006: €642 million4), representing an increase of 11% (15% at constant currencies) compared to the third quarter of 2006. Total revenue was €2.42 billion for the 2007 third quarter (2006: €2.21 billion4) which represented an increase of 9% (13% at constant currencies) compared to the same period of 2006.
     In the third quarter of 2007, we demonstrated strong momentum, announcing major contracts in all key regions: Apple Inc., The Goodyear Tire & Rubber Company, Royal Bank of Canada, Southwest Airlines Co., and Wal-Mart Stores, Inc. in the Americas; Belgian Ministry of Budget and Control, El Corte Inglés, S.A. und Thames Water Utilities Ltd. in the EMEA; Samsung SDS Co., Ltd., Tang Shan Iron and Steel Company, Ltd. and Trouw Nutrition Indonesia in the Asia Pacific Japan region.
Market position We continued to gain share in the third quarter of 2007, marking the seventh consecutive quarter of share gains. Based on software and software related service revenue on a rolling four quarter basis, our worldwide share of core enterprise applications vendors5 increased to 27.0% for the four quarter period ended September 30, 2007 compared to 26.0% for the four quarter period ended June 30, 2007 and 23.5% for the four quarter period ended September 30, 2006, representing a year-over-year share gain of 3.5 percentage points.
Income Our operating income for the third quarter of 2007 was €601 million (2006: €549 million), which was an increase of 9% compared to the third quarter of 2006. The operating margin for the 2007 third quarter was 24.8%, which was flat compared to the same period last year. The 2007 third quarter operating margin was impacted by investments of approximately €35 million to build a business around the new SAP Business ByDesign solution to address new untapped segments in the midmarket.
     Net income for the 2007 third quarter was €408 million (2006: €370 million), representing an increase of 10% compared to the third quarter of 2006. Earnings per share for the third quarter of 2007 was €0.34 (2006: €0.30), which was an increase of 13% compared to the same period last year.

[4]	As stated in our January 24, 2007 press release, we disclosed that we accommodated a US customer with a modification of contracts signed between SAP and this customer prior to 2006 (1997 — 2005). This accommodation entered into by the end of September 2006 resulted in a reduction of license revenues by €31 million for the third quarter of 2006, but it did not impact the value of licenses sold in the US in 2006. In January, we stated that we expected to reinstate a portion of the €31 million of software revenue with this US customer in the first quarter of 2007. In the first quarter of 2007, we reinstated in software revenue €19 million of the €31 million reduction from the third quarter of 2006. We do not expect to recover any further software revenue amounts.

[5]	Beginning in the first quarter of 2007, we use software and software related service revenue for defining core enterprise applications vendor share because we believe that this is the most important indicator for vendor share oriented analysis with the realignment of our income statement structure. Prior to the first quarter of 2007, we used software revenue for defining core enterprise applications vendor share. We provide share data based on the vendors of core enterprise applications solutions, which account for approximately US$35.9 billion in software and software related service revenue as defined by us based on industry analyst research. For 2007, industry analysts project approximately 7% year-on-year growth for core enterprise applications vendors. For our quarterly share calculation, we assume that this approximate 7% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a subset (approximately 25) of core enterprise applications vendors.

8          INTERIM REVIEW OF SAP GROUP OPERATIONS
BUSINESS AT SAP IN THE FIRST NINE MONTHS 2007
Key figures at a glance — SAP Group for nine months ended September 30

In € millions, except operating margin, headcount and DSO	2007	2006	Change	% Change
Software revenues	1,993	1,760	233	13
Software and software related service revenue	4,965	4,409	556	13
Revenues	7,012	6,450	562	9
Operating income	1,611	1,482	129	9
Operating margin	23.0%	23.0%	0%	0
Income before income taxes and minority interests	1,706	1,554	152	10
Net income	1,167	1,067	100	9
Revenue Our software and software related service revenues for the first nine months of 2007 were €4.97 billion (2006: €4.41 billion4, which is an increase of 13% (16% at constant currencies) compared to the first nine months of 2006. Software revenues for the 2007 nine month period were €1.99 billion (2006: €1.76 billion4, representing an increase of 13% (17% at constant currencies) compared to the 2006 nine month period. Total revenues were €7.01 billion for the first nine months of 2007 (2006: €6.45 billion4, which represented an increase of 9% (12% at constant currencies) compared to the same period of 2006.
Income Our operating income for the 2007 nine month period was €1.61 billion (2006: €1.48 billion), which was an increase of 9% compared to the 2006 nine month period. The operating margin for the first nine months of 2007 was 23.0%, which was flat compared to the same period last year. The 2007 nine month operating margin was impacted by investments of approximately €85 million to build a business around the new SAP Business ByDesign solution to address new untapped segments in the midmarket. Net income for the 2007 nine month period was €1.17 billion (2006: €1.07 billion), representing an increase of 9% compared to the same period of 2006. Earnings per share for the 2007 nine month period was €0.96 (2006: €0.87), which was an increase of 10% compared to the same period last year. Net income and earnings per share for the 2007 nine month period were positively impacted by a second quarter effective tax rate of 25.8%. As in the second quarter of 2006, the effective tax rate was partly influenced by non-recurring tax effects.
FINANCIAL POSITION
     Operating cash flow in the nine months of 2007 was €1,344 million (2006: €1,286 million). Free cash flow for the nine months of 2007 was €1,051 million (2006: €1,053 million), which was 15% as a percentage of total revenue in 2007 (2006:16%).
     At September 30, 2007, our Group liquidity, comprising cash and cash equivalents as well as short-term investments, totaled €2,571 million (December 31, 2006: €3,330 million). This reduction was due to the large outflow required for the dividend payout, acquisitions, and the continued repurchase of shares.
     The total assets of €9,353 million at September 30, 2007 are almost unchanged compared to €9,503 million at December 31, 2006.
RESEARCH AND DEVELOPMENT, PRODUCTS
     Our success depends on delivering innovative solutions that truly improve customers’ business processes. That is why continued development of our solution offerings was again our focus in the first nine months of 2007.
     R&D expenses increased 9% to €1,049 million in the first nine months of 2007 (Q3 2007: €357 million) compared to €959 million of the first nine months of 2006 (Q3 2006: €332 million). Underscoring our commitment to development, the amount we spent on R&D as a percentage of total revenue was 15.0% for the first nine months of 2007 (2006:14.9%). Measured in full-time equivalents (FTEs), the number of employees working in development teams rose in the first nine months of 2007 to 12,532 (first nine months 2006:11,657).
     Our research, development, and product efforts were rewarded with the following achievements in the third quarter:
     In July, we announced five new SAP Business All-in-One prepackaged industry solutions for small businesses in Germany.

     As part of our ongoing commitment to deliver continuous innovation to customers, in July we announced the availability of the second enhancement package for the SAP ERP application. Next to functional enhancements, the enhancement package includes sector specific innovations for the media, utilities, telecommunications, and trading industries.
     Furthering our commitment to deliver business value via innovation, we unveiled our road map for the SAP Product Lifecycle Management (SAP PLM) application in August. Over the next three years, the extended application will build on existing SAP PLM capabilities to provide an end-to-end solution that helps companies accelerate and simplify the “business of products” as well as effectively collaborate with their business networks.
     On the occasion of the first-ever visit to India by the entire SAP Executive Board, we announced in August an expansion of our existing partnership with the Global IT Services Division of Wipro Limited aimed at enhancing development and implementation of best-in-class solutions, especially around enterprise service-oriented architecture (Enterprise SOA). As part of the agreement, Wipro will become an SAP global services partner and will establish a solutions lab in Bangalore.
     During the SAP Executive Board visit to India, we also announced, that within the space of just one year, we have doubled the number of Indian customers to 2,000. We also reiterated our plans to invest $1 billion in the country by 2010. The main portion of SAP’s investment in India is planned for expanding the company’s global development and services and support hub in India. SAP Labs India in Bangalore and Gurgaon will also benefit from the investment.
     In August, we announced accelerated customer adoption and innovative new processes for SAP Real Estate Management, a full-featured application for managing all types of real estate. Companies in 40 countries across more than 20 industries use the application to gain better control and analysis of their real estate portfolios.
     In September, we announced the availability of a new SAP Best Practices offering in support of SAP GRC Access Control, a market-leading application for monitoring and enforcing user access and authorization controls.
     SAP and Callataÿ & Wouters announced in September a collaboration to offer an end-to-end core banking solution for midsize banks. The strategic collaboration will deploy Callataÿ & Wouters’ proven core banking product “Thaler” and SAP analytics capabilities on a business process platform for banks globally.
     SAP and Misys plc announced in September an agreement to deliver integrated solutions for the global banking industry. The integrated universal banking solution will integrate key SAP components of SAP for Banking into Misys BankFusion.
     In September we unveiled SAP Business ByDesign, the most complete on-demand business software solution specifically addressing a new market of prospective, fast-growing midsize customers. Designed around four key principles—completeness, ease of use, adaptability and significantly cutting total cost of ownership (TCO)—SAP Business ByDesign delivers an on-demand software solution with built-in service and support.
     We had already presented the following development successes during the first six months of 2007:
     In January we introduced the new version of our SAP Business All-in-One solutions, with significant enhancements to provide midsize companies with greater agility in managing their businesses. We also introduced programs and tools to make it easier for our worldwide network of channel partners to quickly evolve existing SAP Business All-in-One solutions and build new solutions to address additional industry segments.
     In January, we revealed plans for a next-generation solution designed to reshape the way midsize companies purchase, adopt, and finance business software applications. Using this solution formerly code-named A1S (today: SAP Business ByDesign) we want to address new untapped market segments in the midmarket. Complementing our existing portfolio for midsize companies, the solution will leverage “enterprise SOA by design” and will be available to customers through on-demand and in the future on customers’ premises. To more efficiently reach untapped midmarket segments, we announced plans to invest in the additional business model that will operate in parallel with our established business.
     At the CeBIT 2007 trade fair in Hanover, Germany, we made several announcements underlining our continuing commitment to empowering midmarket customers with new ways to leverage software for business growth and success. We announced in March more than 80 new additions to our portfolio of qualified SAP Business All-in-One industry solutions offered by SAP partners. We also announced enhancement packages for SAP Business One, a new series of downloadable packages as part of SAP standard support that offer customers faster and more frequent access to new functionalities, best practice tools, and maintenance updates. The downloadable update model dramatically shortens to a matter of months the software industry’s typical multiyear cycle for introducing new functionality.

10          INTERIM REVIEW OF SAP GROUP OPERATIONS
     Further empowering customers to make governance, risk, and compliance (GRC) management an integral part of their business and IT strategies, we announced new GRC products and initiatives at the CeBIT trade fair. New software in the portfolio of SAP solutions for GRC will help companies comply with newly mandated electronic customs procedures in Europe. In addition, a joint solution with partner TechniData AG addresses customer needs to comply with the newly enacted legislation impacting the chemicals sector. Building on growing partner support for SAP solutions for GRC, we announced our plans to create an executive advisory council to increase GRC collaboration with partners and customers.
     In April we announced that we would further extend our unparalleled expertise and market leadership in industry solutions, with 11 new industry forums being added to the rapidly growing Business Process Expert Community. In addition to the existing consumer products industry forum, we have added forums for the public sector, chemicals, higher education and research, defense, healthcare, life sciences, oil and gas, mining and metal, industrial machinery and components, utilities, and retail industries.
     At our customer and partner conference SAPPHIRE ’07 in Atlanta in April, our executives detailed new tools and strategies such as a road map for a next wave of SAP NetWeaver innovations, a new on-demand application for electronic billing, a new appliance for Duet software together with our partners HP and Microsoft as well as an extended road map for Duet. Approximately 15,000 customers and partners participated in SAPPHIRE ’07 Atlanta.
     At SAPPHIRE ’07 in Vienna in May, we announced strategic partnerships with SunGard for Enterprise SOA for the banking sector, with Novell for Linux support and with Microsoft for MS SQL Server. Furthermore, we introduced SAP GRC Risk Management, a market-leading portfolio of solutions for governance, risk and compliance. More than 8,000 customers and partners attended SAPPHIRE ’07 Vienna.
     Continuing to deliver on our commitment to fuel innovation in the utilities industry, we announced in May the formation of the industry value network (IVN) for utilities. The network will bring together customers and partners - including leading utilities companies, independent software vendors (ISVs), systems integrators (SIs) and technology vendors - with SAP to address key business challenges and solutions for the utilities industry.
     In June we announced we had joined “3C - Combat Climate Change,” a business leaders’ initiative seeking to deeply ingrain climate issues into the world of markets and trade. SAP is the first enterprise software company to join the roster of more than 40 signatory companies from 11 of the G8 +5 countries.
     In June we announced the opening of the “SAP Co-Innovation Lab” at SAP Labs in Palo Alto, California. The SAP Co-Innovation Lab will offer a hands-on environment for SAP, ISVs, SIs and technology partners to work together with customers around current and future technologies. Founding sponsors of the SAP Co-Innovation Lab include Cisco Systems, Inc., Hewlett-Packard Company, Intel Corporation and Network Appliance, Inc.
EMPLOYEES
     As of September 30, 2007, the number of employees (calculated as full-time equivalents) increased by 3,417 to 42,772 compared to December 31, 2006 (853 compared to June 30, 2007). Of these, 14,531 worked in Germany and 28,241 in other countries.
     In the first nine months of 2007, SAP received several honors. The Great Place to Work Institute once again named us Germany’s best employer, and for the third year in a row we achieved the top ranking in the category for companies with more than 5,000 employees. Additionally, our comprehensive employee health management program won us the special prize in the health category. We were again named one of the “100 Best Workplaces in Europe.” Our subsidiary SAP Japan also received Great Place to Work awards, and was ranked in the top 20 in the first ever Great Place to Work survey in Japan. International human resource management consultant Hewitt selected SAP Australia and SAP New Zealand as a 2006/2007 Hewitt Best Employer.
     We achieved further top rankings in the third quarter: In a bi-annual study by Hewitt and RBL Group surveying HR executives across the globe, SAP was ranked ninth among the top 10 European companies for leaders. After placing us second in 2006, human resources marketing institute Trendence ranked us first in its survey of German university graduates, more than 8,000 of whom, at about 100 universities, completed the online questionnaire.

COMPANY ORGANIZATION
     We made no material changes to our organizational structure in the third quarter. We made the following organizational changes in the first six months:
     In January 2007, we announced executive appointments in our newly formed global organization responsible for overseeing sales, marketing, operation and the alignment of resources to small businesses and midsize companies. Under the leadership of Hans-Peter Klaey, president of our SME organization, we have aligned our team to support a growing focus on the market segment over the years to come, and to create additional opportunities for both customers and partners.
     In February 2007, our Supervisory Board extended Henning Kagermann’s tenure as Chief Executive Officer of SAP through May 31, 2009. In March 2007 we announced the departure of Executive Board member Shai Agassi, who, by mutual agreement with SAP, left to more quickly commit himself to his personal agenda of environmental policy and alternative energy sources, and other issues. Our Supervisory Board accepted Shai’s resignation effective April 1, 2007.
     In March 2007, we extended the responsibilities of our executive management team to reinforce SAP’s growth strategy:
•	Léo Apotheker, President of Customer Solutions & Operations, and member of the Executive Board, assumed the new role of Deputy CEO of SAP AG.

•	We established an Executive Council, comprised of SAP’s Corporate Officers. Reporting to the SAP Executive Board, the Council has shared responsibilities for both customer-facing and product strategies, enabling us to align with customer needs more quickly, and in support of our 2010 growth plan.

•	Underlining our commitment to the current product and platform strategy, those executives who lead development organizations will now report to Henning Kagermann.
     In March we announced further measures in the merger of our European field operations into a single region for Europe, the Middle East and Africa (EMEA), addressing the increasingly transnational nature of business processes among our large-enterprise and midmarket customers in Europe. Erwin Gunst, Corporate Officer and member of SAP’s Executive Council, now leads the entire EMEA region. At the same time, Bill McDermott, also a Corporate Officer and member of SAP’s Executive Council, assumed responsibility for the Asia Pacific Japan region in addition to the Americas region for which he is already responsible.
     On May 10, the SAP AG Annual General Meeting of Shareholders elected the shareholder representatives of the Supervisory Board as the term of its members expired that day. The following individuals now serve on the Supervisory Board: Pekka Ala-Pietilä, Prof. Dr. Wilhelm Haarmann, Dr. h. c. Hartmut Mehdorn, Prof. Dr.-Ing. Dr. h. c. Dr.-Ing. Joachim Milberg, Prof. Dr. h. c. mult. Hasso Plattner, Prof. Dr. Dr. h. c. mult. August-Wilhelm Scheer, Dr. Erhard Schipporeit und Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer. Furthermore, the Annual General Meeting of Shareholders approved all other agenda items by a large majority. These items included, among others the election of independent auditors, the approval of dividends and authorization to acquire shares of SAP.
     Henning Kagermann was again named one of the world’s 30 best CEOs by U.S. business magazine Barron’s. Among the Global Most Admired Companies named by another U.S. business magazine, Fortune, SAP ranked fifth in the Computers category. In the worldwide BRANDZ Top 100 ranking, SAP was listed in 27th place.
     SAP has once again increased its brand value as measured by Business Week/Interbrand’s annual survey of the world’s Top 100 Most Valuable Brands. We achieved a total brand value of US$10.85 billion and ranked number 34. SAP’s brand value grew by an impressive 8% this year, making this the seventh consecutive year we have increased our brand value.

12          INTERIM REVIEW OF SAP GROUP OPERATIONS
ACQUISITIONS
     In September we announced the acquisition of the software license and maintenance business of SAP Arabia, our exclusive long-term partner in the region. The closing was on October 31st, 2007.
     In addition we have acquired multiple entities in the first half year:
•	Pilot Software (Specialist for strategy management software)

•	OutlookSoft (Specialist for financial and performance software)

•	Wicom Communications (specialist for IP contact center and enterprise communications software) and

•	MaXware (provider for identity management software)
Please refer to Note 4 to our consolidated interim financial statements for further information.
SAP SHARE AND MARKET CAPITALIZATION
     The SAP share closed on September 30, 2007, at €41.05 (XETRA). Thus, our market capitalization reached approximately €51.1 billion at the end of the first nine months of 2007, based on 1,246.0 million shares outstanding. Since the beginning of the year, SAP’s stock price increased 2.0% in value. The German DAX rose 19.2% during the first nine months; the Dow Jones EURO STOXX 50 increased 6.4% and Standard & Poor’s GSTI-Index Software (formerly Goldman Sachs Technology Index Software, GSTI Software) increased 12.2% in value over the same period.
     In the third quarter of 2007, we bought back 6.2 million shares at an average price of €40.30 (total amount: €250 million). This compares to 600,000 shares (total amount: €22 million) bought back in the third quarter of 2006. Of the total shares purchased in the third quarter of 2007, approximately 3.0 million shares were used to serve exercises under our share based compensation programs. The number of shares bought back in the third quarter of 2007 represented 0.50% of the total shares outstanding. As of September 30, 2007, we held treasury stock in the amount of 42.2 million shares (approximately 3.4% of total shares outstanding) at an average price of €36.04. In the first nine months of 2007, the company invested €756 million buying back approximately 20.4 million shares at an average price of €37.05. Given our strong free cash flow generation, we plan to spend a similar amount for share buy-backs in the fourth quarter of 2007 as we did in the third quarter of 2007 under our current share buy-back authorization. All prior year share related numbers above have been adjusted to account for the capital share increase that took effect in December 2006 that effectively increased the number of shares outstanding fourfold.
     In September 2007, we decreased the capital stock of SAP AG from €1,269,040,112 to €1,246,040,112 (represented by 1,246,040,112 no-par shares each with an attributable subscribed capital of €1) by canceling treasury stock. By resolution of the SAP AG Annual General Meeting of Shareholders on May 9, 2006, the Executive Board was empowered to repurchase Company shares for treasury. It was also empowered to cancel the treasury stock without a further resolution of the Annual General Meeting of Shareholders. Pursuant to a resolution of the SAP AG Executive Board, we canceled 23,000,000 no-par shares, which represented approximately 1.8% of the capital stock at the time of the decrease. After the decrease, treasury stock represented approximately 3.1% of the capital stock.
     For the 2006 fiscal year, SAP shareholders received a dividend of €0.46 per share (2005: €0.3625). This was a 27% increase over the previous year’s dividend. With a dividend payout ratio of 30% (previous year: 30%), a total of €556 million was paid out to shareholders (previous year: €447 million).
EVENTS AFTER THE END OF THE QUARTER
     In October, we announced that we wished to acquire all of the shares of Business Objects S.A. (Nasdaq: BOBJ) (Euronext Paris ISIN code: FR0004026250 - BOB). SAP’s offer is €42.00 per common share, and for the American depositary shares (ADSs) we are offering the U.S. dollar equivalent based on the euro to dollar exchange rate at the time of settlement. The overall cost of the bid including expenses would be a little more than €4.8 billion. The Business Objects S.A. Board of Directors has approved the offer. Together, SAP and Business Objects intend to offer high-value solutions for process- and business-oriented professionals. We plan to complete the takeover of Business Objects S.A. in 2008.
RISK FACTORS
     SAP has a system in place comprising multiple mechanisms across the SAP Group to recognize and analyze risks early and respond appropriately. For more details on legal risks, see Note 10 to the Interim Financial Statements section. The other risk factors described in detail in the SAP Annual Report 2006 and the report on Form 20-F for 2006 filed with the SEC continue to be applicable without material changes.
BUSINESS OUTLOOK
GLOBAL ECONOMY Although the global economy remains robust, the upheavals on the financial markets in the summer of 2007 are slowing growth, according to the IMF. The IMF is still predicting 5.2% growth in the global economy for the full 2007. However, it has revised its prediction for 2008 down 0.4 points to 4.8%. The underlying economy remains stable, and conditions in China, India, and Russia, which together account for one half of all global growth, remain auspicious.

Nonetheless, there remains a risk that the tensions on the financial markets caused by the U.S. home loan problems could persist, and could further slow economic growth.
     The IMF reports that the impact of the financial difficulties within the Asia Pacific region is especially strong in the United States. It expects only 1.9% growth in the U.S. economy in both 2007 and 2008 (2006: 2.9%).
     Economic growth is not expected to be so strongly affected in the European Union, where increases of 3.0% and 2.5% are projected for 2007 and 2008 respectively (2006: 3.2%).
     But the economies of the industrializing countries are expected to shine brightest: The IMF believes they will grow 8.1% overall in 2007, and 7.4% in 2008. It expects that growth will drive a 6.6% increase in world trade in 2007 and a 6.7% increase in 2008.
IT MARKET In their current analyses, both IDC and Gartner (prominent U.S. market research firms) assume that overall, demand for IT will grow more strongly in 2007 than it did in 2006. IDC believes global IT sales growth in 2007, excluding telecommunications, will be 6.7%; Gartner’s equivalent projection is 8.6%. IDC expects marked growth especially in packaged software sales, with an 8.5% increase in 2007—Gartner’s prediction is similar. The applications segment of the packaged software market continues to flourish, growing 7.6% in 2007 according to IDC. The services segment is again strong, with 6.2% expected growth. In 2008, IDC expects the IT market to expand 6.4%, which is much the same rate as currently. These numbers assume that packaged software and services sales will continue to expand healthily despite perceptible contraction on the hardware market.
     IDC and Gartner expect that, excluding the packaged software segment, the North American IT market, accounting for some 40% of world IT sales, will underperform in 2007 in comparison with the world average. IDC predicts 5.9% growth in 2007 and 5.3% growth in 2008. Slower growth would be most noticeable in the hardware segment, reaching only 3.9% in 2007 and 1.8% in 2008. However, U.S. packaged software and services sales should remain strong, increasing 8.7% in 2007 and 8.5% in 2008, according to IDC. IDC also expects applications to sell well, especially solutions supporting human resources management, information management and data analysis. These projections must, however, be treated with caution because they do not allow for the possibility that companies might substantially reduce their IT budgets in the context of economic trends in the United States, notably on the real estate market.
     IDC is now painting a more positive picture of the European IT market, which represents about 34% of world IT sales. It expects demand there to grow 6.6% in 2007 and 6.8% in 2008. These projections assume a continuing healthy economy and continued high levels of economic momentum in Eastern Europe. It expects packaged software sales to grow 8.4% in 2007 and 7.4% in 2008. IDC expects IT spending in Germany to increase 4% in 2007 and 5.7% in 2008.
     IDC’s expectations for the Asia Pacific region also remain favorable. This region accounts for slightly less than 20% of world IT spending in 2007. IDC expects IT sales there to grow 6.9% in 2007 and 6.5% in 2008. As before, double-digit percentage increases in China and India make those two countries the engines of growth in the region. IDC expects the IT market in Japan to grow 2.3% in 2007 and 1.7% in 2008.
BUSINESS AT SAP We provide the following outlook for the full-year 2007 as described in the SAP Annual Report 2006 and the Report on Form 20-F for 2006 filed with the SEC assuming an effective tax rate in the range of 32.5% to 33%. We refined it for software and software related service revenue for the full-year 2007:
•	We reaffirm our expectations for full-year 2007 software and software related service revenue to increase in a range of 12% to 14% at constant currencies compared to 2006 growth of 12% at constant currencies, but refine our expectations by indicating that we now expect to reach the upper end of the range. We expect subscription and other software related services to account for approximately 2% to 4% of total software and software related services revenue.

•	In order to address additional growth opportunities in new, untapped segments in the midmarket, we will invest an additional €300 million to €400 million over eight quarters to build up a new business, of which approximately €85 million was already invested over the first three quarters of 2007. Depending on the exact timing of these accelerated investments, this is equivalent to us reinvesting approximately one to two percentage points of margin in 2007 into additional future growth opportunities. Therefore, we expect the full-year 2007 operating margin to be in the range of 26.0% to 27.0% compared to the 2006 operating margin of 27.3%. This remains unchanged from the previous outlook.

•	We plan to increase our headcount at least by 4,000 FTEs in 2007, and we expect 5% to 10% of the new jobs to be in Germany. In addition, our headcount will increase as a result of acquisitions.

•	We will continue to buy back shares. Our spending buying back shares will be about the same as in 2006.

14          INTERIM REVIEW OF SAP GROUP OPERATIONS
     The planned capital expenditures for 2007, which we can cover in full from operating cash flow, will mainly be on the completion of new office buildings at various locations. We plan to reinforce our healthy financial situation.
     Assumptions underlying this outlook include future economic conditions as described herein and customer purchasing behavior exhibiting the accustomed seasonality with sales peaking in the fourth quarter.

15	CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)6
CONSOLIDATED STATEMENTS OF INCOME THIRD QUARTER

In € millions	Notes	2007	2006	% Change
Software revenue		715	642	11
Support revenue		978	866	13
Subscription and other software related service revenue		46	36	28
Software and software related service revenue		1,739	1,544	13
Consulting revenue		544	539	1
Training revenue		102	91	12
Other service revenue		28	24	17
Professional services and other service revenue		674	654	3
Other revenue		9	16	-44
Total revenue		2,422	2,214	9
Cost of software and software related services		-334	-268	25
Cost of professional services and other services		-502	-499	1
Research and development		-357	-332	8
Sales and marketing		-512	-451	14
General and administration		-121	-112	8
Other income/expense, net		5	-3	N/A
Total operating expenses		-1,821	-1,665	9
Operating income		601	549	9
Other non-operating income/expense, net		-1	-4	-75
Financial income, net		32	26	23
Income before income taxes and minority interests		632	571	11
Income taxes	(5)	-223	-200	12
Minority interests		-1	-1	0
Net income		408	370	10
Earnings per share — basic in €	(6)	0.34	0.30	13
Earnings per share — diluted in €	(6)	0.34	0.30	13

[6]	These consolidated interim financial statements were neither audited nor reviewed by our external auditors.
In these consolidated interim financial statements, earnings per share and the number of shares reflect the issuance of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds. The figures for earlier years have been adjusted accordingly.

16	CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME FOR NINE MONTHS ENDED SEPTEMBER 30

In € millions	Notes	2007	2006	% Change
Software revenue		1,993	1,760	13
Support revenue		2,843	2,556	11
Subscription and other software related service revenue		129	93	39
Software and software related service revenue		4,965	4,409	13
Consulting revenue		1,618	1,641	-1
Training revenue		300	278	8
Other service revenue		84	69	22
Professional services and other service revenue		2,002	1,988	1
Other revenue		45	53	-15
Total revenue		7,012	6,450	9
Cost of software and software related services		-935	-805	16
Cost of professional services and other services		-1,531	-1,518	1
Research and development		-1,049	-959	9
Sales and marketing		-1,530	-1,361	12
General and administration		-367	-331	11
Other income/expense, net		11	6	83
Total operating expenses		-5,401	-4,968	9
Operating income		1,611	1,482	9
Other non-operating income/expense, net		-8	-19	-58
Financial income, net		103	91	13
Income before income taxes and minority interests		1,706	1,554	10
Income taxes	(5)	-536	-485	11
Minority interests		-3	-2	50
Net income		1,167	1,067	9
Earnings per share — basic in €	(6)	0.96	0.87	10
Earnings per share — diluted in €	(6)	0.96	0.86	12

CONSOLIDATED BALANCE SHEETS SAP GROUP AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

In € millions	Notes	9/30/07	12/31/06	% Change
Assets
Cash and cash equivalents		1,609	2,399	-33
Short-term investments		962	931	3
Accounts receivable, net		2,158	2,440	-12
Other assets, inventories		438	371	18
Deferred income taxes		117	108	8
Prepaid expenses/deferred charges		100	75	33
Current assets		5,384	6,324	-15
Goodwill, intangible assets, net		1,602	1,250	28
Property, plant, and equipment, net		1,291	1,206	7
Investments		78	95	-18
Accounts receivable, net		3	3	0
Other assets		877	533	65
Deferred income taxes		94	69	36
Prepaid expenses/deferred charges		24	23	4
Noncurrent assets		3,969	3,179	25
Total assets		9,353	9,503	-2
Liabilities, Minority interests and Shareholders’ equity
Accounts payable		543	610	-11
Income tax obligations		88	297	-70
Other liabilities, provisions	(7)	1,201	1,461	-18
Deferred income		717	405	77
Current liabilities		2,549	2,773	-8
Accounts payable		12	34	-65
Income tax obligations		170	83	105
Other liabilities, provisions	(7)	478	412	16
Deferred income		69	55	25
Total liabilities		3,278	3,357	-2
Minority interests		1	10	-90
Shareholders’ equity	(8)	6,074	6,136	-1
Total liabilities, Minority interests and Shareholders’ equity		9,353	9,503	-2

18	CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME FOR NINE MONTHS ENDED SEPTEMBER 30

					Accumulated other comprehensive income/loss
										Currency
										effects from
	Number of					Unrealized		Unrealized	Unrealized	inter-
	shares				Foreign	gains/		gains/	gains/	company
	issued and		Additional		currency	losses on	Unrecognized	losses on	losses on	long-term
	outstanding	Common	paid-in	Retained	translation	marketable	pension plan	cash flow	STAR	investment	Treasury
In € millions	(in millions)	capital	capital	earnings	adjustment	securities	cost	hedges	hedges	transactions	stock	Total
January 1, 2006	316	316	352	5,980	-175	11	-10	-9	51	41	-775	5,782
Net income				1,067								1,067
Other comprehensive income/loss, net of tax					-107	-8		16	-40	-6		-145
Total comprehensive income/loss												922
Stock-based compensation			5									5
Dividends				-447								-447
Cancelation of treasury stock
Other treasury stock transactions			42								-812	-770
Convertible bonds and stock options exercised	1	1	44									45
Other			3	1								4
September 30, 2006	317	317	446	6,601	-282	3	-10	7	11	35	-1,587	5,541

January 1, 2007	1,268	1,268	332	6,589	-324	4	-20	11	3	15	-1,742	6,136
Net income				1,167								1,167
Other comprehensive income/loss, net of tax					-126	-3	-1	6	-12	18		-118
Total comprehensive income/loss												1,049
Stock-based compensation			-9									-9
Dividends				-556								-556
Cancelation of treasury stock	-23	-23		-796							819	0
Other treasury stock transactions			12								-598	-586
Convertible bonds and stock options exercised	1	1	37									38
Other				2								2
September 30, 2007	1,246	1,246	372	6,406	-450	1	-21	17	-9	33	-1,521	6,074

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR NINE MONTHS ENDED SEPTEMBER 30

In € millions	2007	2006
Net income	1,167	1,067
Minority interests	3	2
Income before minority interests	1,170	1,069
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
Depreciation and amortization	188	158
Loss (income) from equity investees	1	0
Gains on disposal of property, plant, and equipment	0	-3
Gains on disposal of investments	-2	0
Writeups/-downs of financial assets	2	-1
Impacts of STAR hedging	13	-64
Stock-based compensation including income tax benefits	31	61
Deferred income taxes	2	-62
Change in accounts receivable	246	245
Change in other assets	-232	-159
Change in accrued and other liabilities	-448	-327
Change in deferred income	373	369
Net cash provided by operating activities	1,344	1,286
Acquisition of minority interests in subsidiaries	-48	0
Business combinations, net of cash and cash equivalents acquired	-656	-497
Purchase of intangible assets and property, plant, and equipment	-293	-233
Proceeds from disposal of intangible assets and property, plant, and equipment	22	21
Purchase of investments	-720	-1,414
Sales of investments	646	2,016
Purchase of other financial assets	-15	-10
Sales of other financial assets	11	7
Net cash used in/provided by investing activities	-1,053	-110
Dividends paid	-556	-447
Purchase of treasury stock	-756	-971
Proceeds from reissuance of treasury stock	130	146
Proceeds from issuance of common stock (stock-based compensation)	39	44
Proceeds from short-term and long-term debt	32	40
Repayments of short-term and long-term debt	-32	-39
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	75	57
Purchase of equity-based derivative instruments (STAR hedge)	0	-53
Net cash used in financing activities	-1,068	-1,223
Effect of foreign exchange rates on cash and cash equivalents	-13	-17
Net decrease in cash and cash equivalents	-790	-64
Cash and cash equivalents at the beginning of the period	2,399	2,064
Cash and cash equivalents at the end of the period	1,609	2,000

NOTES TO THE INTERIM FINANCIAL STATEMENTS (UNAUDITED)
A.  BASIS OF PRESENTATION
(1) General
The condensed consolidated interim financial statements of SAP AG, together with its subsidiaries (collectively, “we”, “SAP”, the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly and year-to-date financial statements comprise condensed income statements, condensed balance sheets, condensed cash flow statements, and condensed statements of changes in shareholders’ equity.
     Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted although we believe that the disclosures made are adequate and that the information is not misleading. Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be the highest in the fourth quarter. Therefore interim results are not necessarily indicative of results for a full year.
     Amounts reported in previous years have been reclassified as appropriate to conform to the 2007 presentation.
     These unaudited condensed consolidated interim financial statements should be read in conjunction with SAP’s audited consolidated financial statements and notes thereto as of December 31, 2006, which are included in SAP’s Annual Report and in SAP’s Annual Report on Form 20-F for 2006.
New Income Statement Structure In the first quarter of 2007 we changed our consolidated statements of income to show potential new revenue streams more transparently. We renamed what was previously called maintenance revenue as support revenue and what was previously called software and maintenance revenue is now shown as software and software related service revenue. We now show revenue from subscriptions and other software related services as an additional item within software and software related service revenue. This new item includes revenue from subscriptions, software rentals, on-demand solutions, and other software related services. Subscription revenue flow from contracts that have both a software element and a maintenance element. Such a contract typically gives our customer the use of current software and unspecified future products. We take a fixed monthly fee for a definite term — generally, five years. Software rental revenue flows from software rental contracts, also with software and maintenance elements — but here the customer receives the use of current products only. Our revenue from our on-demand offerings includes, for example, the SAP CRM on-demand solution, any future on-demand revenue from our new midmarket product and revenue from hosting contracts that do not entitle the customer to exit the arrangement at any time without significant penalty. Our revenue from other software related service includes revenue from software related revenue-sharing arrangements, for example our share of revenue from collaboratively developed products. Thus software and software related service revenue is the sum of our software revenue, our maintenance revenue, and our revenue from subscription and other software related services.
     We also renamed what was previously called service revenue: This is now shown as professional services and other service revenue. Furthermore, we show other service revenue as an additional item as an element of service revenue. This new line item includes revenue streams from non-mandatory hosting revenue, application management services (AMS) and referral fees. Non-mandatory hosting revenue is based on hosting contracts that entitle customers to exit the hosting arrangement at any time and without significant penalty to transfer the software to its own premises. Our application management services deliver post implementation application support, optimization, and improvement for a customer’s SAP centric IT solution to ensure availability and performance of the customer’s business processes. Referral fees are based on commissions from partners to whom we referred customers. Thus professional services and other service revenue is the sum of our consulting revenue, our training revenue, and our other service revenue.
     We also changed expense items to correspond to those changed revenue items.
(2) Scope of Consolidation
     The following table summarizes the change in the number of legal entities included in the consolidated financial statements:
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2006	21	94	115
Additions	2	17	19
Disposals	0	-1	-1
June 30, 2007	23	110	133
Additions	0	1	1
Disposals	0	-1	-1
September 30, 2007	23	110	133
     As of September 30, 2007, five companies, in which SAP has the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method.

     The impact of changes in the scope of companies included in the consolidated financial statements has an immaterial effect on the comparability of the consolidated financial statements presented.
(3) Summary of Significant Accounting Policies
The interim financial statements were prepared based on the same accounting policies as those applied in the consolidated financial statements as of December 31, 2006, with the exceptions described below. Our significant accounting policies are summarized in the notes to the annual financial statements. For further information, refer to SAP’s Annual Report and SAP’s Annual Report on Form 20-F for 2006 filed with the SEC.
Tax In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Uncertain tax positions usually result in the recognition of a FIN 48 liability or in a decrease of recognized tax assets. Under FIN 48, the benefit of a tax position may be recognized only if it is more likely than not that the tax position will be sustained, based on the technical merits of the position, by a taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is to be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority. FIN 48 also provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods. Further, the disclosure provisions of FIN 48 call for more information about the uncertainty in income tax assets and liabilities. FIN 48 is effective for fiscal years beginning after December 15, 2006. We apply FIN 48 for fiscal year 2007. The application of FIN 48 in 2007 has no material impact on our interim report as of September 30, 2007. Additional disclosures are required under FIN 48 in the interim report as of September 30, 2007, which are provided in Note (5).
     In June 2006, the FASB ratified Emerging Issues Task Force Issue No. 06-3, How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation), (EITF 06-3), effective for the first interim or annual reporting period beginning after December 15, 2006. EITF 06-3 allows taxes assessed by various governmental authorities that are directly imposed on revenue-producing transactions between a seller and a customer, such as sales and some excise taxes, to be presented on either a gross or net basis. If such taxes are significant, the accounting policy should be disclosed as well as the amount of taxes included in revenue if presented on a gross basis.
     We record sales net of applicable sales taxes. As a result, the adoption of EITF 06-3 does not have an effect on the presentation of our financial statements as of September 30, 2007.
(4) Acquisitions
     During the first nine months in 2007 we acquired the outstanding shares of four unrelated companies.

		Acquired	Acquisition
Acquired Entities		shares	date
Pilot Software Inc., Mountain View, CA (USA)	Privately held entity specializing in strategy management software	100%	2/14/07

Wicom Communication Ltd, Espoo (Finland)	Privately held provider of all-IP contact center and enterprise communications software	100%	5/7/07

MaXware AS, Lysaker (Norway)	Privately held entity specializing in identity management software	100%	5/21/07

OutlookSoft Corp., Stamford, CT (USA)	Privately held provider of integrated planning, budgeting, forecasting and consolidation software	100%	6/1/07
These transactions were immaterial individually and in the aggregate to SAP. The acquired businesses developed and sold software. The aggregate purchase price of these acquisitions was paid in cash and amounted to €345 million net of cash received.
In June 2007, we acquired the remaining outstanding shares of our subsidiary SAP Systems Integration AG (SAP SI). The acquisition of shares of SAP SI was accounted for as a purchase business combination. The accumulated purchase price for the SAP SI shares acquired in 2007 was €48.7 million which was paid in cash. The purchase price was based on SAP’s proposed cash compensation amount per share of €38.83 which was made under the German Stock Corporation Act, section 327a, paragraph 1 (squeeze-out).
In September we announced the acquisition of the business of our exclusive partner SAP Arabia. The closing of the asset deal was on October 31st, 2007. We do not expect a significant impact on income resulting from the settlement of our pre-existing relationship with the seller.

22	CONSOLIDATED INTERIM FINANCIAL STATEMENTS
B. NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND BALANCE SHEETS
(5) Income Taxes

	Q3	1/1/-9/30/	Q3	1/1/-9/30/
In € millions	2007	2007	2006	2006
Income before income taxes and minority interests	632	1,706	571	1,554
Income taxes	223	536	200	485
Effective tax rate	35.3%	31.4%	35.0%	31.2%
     In the third quarter 2007 the income tax rate of 35.3% is higher than the income tax rate of the full year 2006 (30.0%) because of one time effects in 2006.
     As of January 1, 2007, unrecognized income tax benefits (see Note (3)) relating to uncertain tax positions amounted to €72 million and have been accounted for as income tax provisions. As of September 30, 2007, uncertainties in income taxes have been increased by €3 million. Therefore tax provisions for uncertain income tax positions have been increased to €75 million.
     We classify interest expenses and penalties on income taxes as income tax expenses. As of September 30, 2007, the amount of interest expenses and penalties on income taxes is not material.
     For the major tax jurisdictions in Germany the fiscal year 2003 and following years and for the United States of America generally the fiscal year 2002 and following years remain subject to examination.
     In 2007 and 2006 the German government enacted several new tax laws. In 2007, the new tax laws will include among others the 2008 Corporate Tax Reform Act, which will have major effects on German corporations. The most significant effect for us will be the decrease of the German corporate income tax rate from 25% to 15% from 2008 onwards. However, we do not expect any of the tax law changes in 2007 or the new tax laws enacted in 2006 to have a material impact on the Consolidated Financial Statements in 2007.
(6) Earnings per Share

	Q3	1/1/-9/30/	Q3	1/1/-9/30/
	2007	2007	2006	2006
Net income (in € millions)	408	1,167	370	1,067
Weighted average number of shares — basic (in thousands)	1,206,193	1,209,416	1,221,709	1,228,574
Dilutive effect of stock options/convertible bonds (number of shares in thousands)	3,614	3,050	654	6,333
Weighted average number of shares — diluted (in thousands)	1,209,807	1,212,466	1,222,363	1,234,907
Earnings per share — basic in €	0.34	0.96	0.30	0.87
Earnings per share — diluted in €	0.34	0.96	0.30	0.86
     The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the LTI 2000 Plan and SAP SOP 2002 because their underlying exercise prices were higher than the average market prices of SAP shares in the periods presented. Such convertible bonds and stock options, if converted or exercised, represented 37.6 million SAP common shares in the first nine months of 2007 (Q3 2007: 22.9 million) and 16.6 million SAP common shares in the first nine months of 2006 (Q3 2006: 60.6 million).
(7) Other liabilities/provisions

In € millions	9/30/2007	12/31/2006
Other liabilities current	1,051	1,298
Provisions current	150	163
Current Other liabilities/provisions	1,201	1,461
Other liabilities noncurrent	81	73
Provisions noncurrent	397	339
Noncurrent Other liabilities/provisions	478	412

Pension Plans
     The components of net periodic pension cost for our defined benefit plans excluding other post-employment benefit plans for the third quarter as well as for the first nine months of 2007 and 2006 were as follows:

	Q3 2007			Q3 2006
in € (000)	German	Foreign	Total	German	Foreign	Total
Service cost	87	9,184	9,271	99	8,869	8,968
Interest cost	440	2,841	3,281	429	2,557	2,986
Expected return on plan assets	-331	-5,290	-5,621	-319	-4,193	-4,512
Amortization of initial net obligation (asset)	10	40	50	11	47	58
Amortization of prior service cost	0	18	18	0	-34	-34
Amortization of net (gain) loss	333	69	402	577	200	777
Other changes	0	0	0	0	64	64
Net periodic benefit cost	539	6,862	7,401	797	7,510	8,307

	1/1/-9/30/07			1/1/-9/30/06
in € (000)	German	Foreign	Total	German	Foreign	Total
Service cost	262	28,013	28,275	296	27,158	27,454
Interest cost	1,322	8,676	9,998	1,289	7,832	9,121
Expected return on plan assets	-993	-16,186	-17,179	-956	-12,856	-13,812
Amortization of initial net obligation (asset)	29	122	151	32	143	175
Amortization of prior service cost	0	56	56	0	-105	-105
Amortization of net (gain) loss	1,001	209	1,210	1,730	610	2,340
Other changes	0	0	0	0	190	190
Net periodic benefit cost	1,621	20,890	22,511	2,391	22,972	25,363
(8) Shareholders’ Equity
Subscribed Capital At September 30, 2007, SAP AG had 1,246,040,112 no-par common shares issued with a calculated nominal value of €1 per share.
     In the first nine months of 2007, the number of common shares increased by 1,502,864 (Q3 2007: 1,009,512), which resulted from the exercise of awards granted under certain stock-based compensation programs. In addition, we reduced during the third quarter the subscribed capital through the cancellation of 23 million shares from our treasury stock. Overall subscribed capital was reduced by €21,497,136 (Q3 2007: €21,990,488),
Treasury Stock As of September 30, 2007, we had acquired 42,195 thousand of our own shares, representing €42,195 thousand or 3.39% of capital stock. In the first nine months of 2007, 20,393 thousand (Q3 2007: 6,205 thousand) shares were acquired under the buyback program at an average price of approximately €37.05 (Q3 2007: €40.30) per share and 4,449 thousand (Q3 2007: 3,014 thousand) shares were distributed at an average price of approximately €28.77 (Q3 2007: €28.84) per share. The acquired shares represent €20,393 thousand (Q3 2007: €6,205 thousand) or 1.64% (Q3 2007: 0.50%) of capital stock. The distributed shares represent €4,449 thousand (Q3 2007: €3,014 thousand) or 0.36% (Q3 2007: 0.24%) of capital stock. Although treasury stock is legally considered to be outstanding, we have no dividend or voting rights associated with treasury stock. In

24	CONSOLIDATED INTERIM FINANCIAL STATEMENTS
the first nine months of the year no ADRs were purchased. The Company held no ADRs at September 30, 2007.
(9) Stock-Based Compensation Plans
For a detailed description of our stock-based compensation plans, please see Note (29) of our consolidated financial statements which are included in our Annual Report and our Annual Report on Form 20-F for 2006 filed with the SEC.
     The number of equity settled options and convertible bonds outstanding related to our equity classified awards is as follows:

	Number of equity settled
	options and convertible bonds
	outstanding
in thousands	9/30/07	12/31/06
Stock Option Plan 2002	6,116	7,446
Long Term Incentive 2000 Plan (convertible bonds)	6,177	6,411
Long Term Incentive 2000 Plan (stock options)	894	1,010
     Each stock option granted under the SAP SOP 2002 and the Long Term Incentive 2000 Plan entitles the holder to subscribe to four shares of the Company. Each convertible bond may be converted into four shares of the Company.
(C) ADDITIONAL INFORMATION
(10) Litigation and Claims
Intellectual Property Litigation In September 2006, U.S.-based i2 Technologies US, Inc. and i2 Technologies, Inc. (i2) instituted legal proceedings in the United States against SAP. i2 alleges that SAP’s products and services infringe one or more of the claims in each of seven patents held by i2. In its complaint, i2 seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2006. The trial has been scheduled for December 2008. In August 2007, SAP instituted legal proceedings in the United States against i2. SAP alleges that i2’s products infringe one or more of the claims in each of two patents held by SAP. In its complaint, SAP seeks unspecified monetary damages and permanent injunctive relief. i2 submitted its answer to the complaint in October 2007. A trial date has not yet been set.
     In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in January 2007. The Markman hearing was held in June 2007. The trial has been scheduled for October 2008.
     In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products and services infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The infringement hearing has been scheduled for February 2008. Hearings for the nullity and cancellation proceedings have not yet been scheduled.
     In March 2007, U.S.-based Oracle Corporation and certain of its subsidiaries (‘‘Oracle’’) filed a lawsuit in the United States against TomorrowNow, Inc. and its parent company, SAP America, Inc. and SAP America’s parent company SAP AG (“SAP”). Oracle filed an amended complaint in June 2007. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and unspecified monetary damages including punitive damages. In July 2007, SAP and TomorrowNow filed their answer. The trial has been scheduled for February 2009. Additionally, in June 2007, SAP became aware that the United States Department of Justice had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow; SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice.
     In April 2007, U.S.-based Disc Link Corporation (Disc Link) instituted legal proceedings in the United States against SAP and 27 other defendants. Disc Link alleges that SAP’s products infringe one or more of the claims of a single patent held by Disc Link. In its complaint, Disc Link seeks unspecified monetary damages. The trial has not yet been scheduled. SAP and Disc Link have resolved this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.
     In April 2007, U.S.-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in July 2007. The trial has been scheduled for August 2009.
     In June 2007, SAP initiated legal proceedings, in the form of a Declaratory Judgment action, against U.S.-based Emergis Technologies (Emergis) in the United States. In the Declaratory Judgment action, SAP seeks a declaration by the court that an Emergis patent is invalid, unenforceable and that SAP’s products and services do not infringe one or more of the claims of the patent held by Emergis. SAP and Emergis have resolved this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.
     In August 2007, U.S.-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products and services infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. A trial date has not yet been set.
     We will continue to vigorously defend against the claims. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims, individually or in aggregate, will not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and suits are neither individually nor in aggregate material to SAP. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that these actions would not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Due to the inherent uncertainties of the actions outlined above we currently cannot make an estimate of the possible loss in case of an unfavorable outcome.
Other Litigation We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims and suits, individually or in aggregate, will not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and suits are neither individually nor in aggregate material to SAP. However, these matters are subject to inherent uncertainties and our view of these matters may change in the future.

26	CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(11) Segment Information For information on the basis of SAP’s segment reporting and for information on SAP’s operating segments, refer to our Consolidated Financial Statements as of December 31, 2006.
The segment information for the periods presented is as follows:
Q3 2007

In € millions	Product	Consulting	Training	Total
External revenue	1,712	586	122	2,420
Depreciation and amortization	-24	-8	-1	-33
Other segment expenses	-720	-410	-67	-1,197
Segment contribution	968	168	54	1,190
Segment profitability	56.5%	28.7%	44.3%
Q3 2006

In € millions	Product	Consulting	Training	Total
External revenue	1,555	550	104	2,209
Depreciation and amortization	-21	-8	-1	-30
Other segment expenses	-614	-401	-65	-1,080
Segment contribution	920	141	38	1,099
Segment profitability	59.2%	25.6%	36.5%
1/1—9/30/07

In € millions	Product	Consulting	Training	Total
External revenue	4,936	1,712	352	7,000
Depreciation and amortization	-70	-24	-3	-97
Other segment expenses	-2,105	-1,250	-200	-3,555
Segment contribution	2,761	438	149	3,348
Segment profitability	55.9%	25.6%	42.3%
1/1—9/30/06

In € millions	Product	Consulting	Training	Total
External revenue	4,469	1,661	313	6,443
Depreciation and amortization	-60	-22	-3	-85
Other segment expenses	-1,828	-1,236	-195	-3,259
Segment contribution	2,581	403	115	3,099
Segment profitability	57.8%	24.3%	36.7%
     Our management reporting system reports our internal sales and transfers, which are based on fully-loaded cost rates as cost reduction and does not track them as internal revenue.
     Segment contribution reflects only expenses directly attributable to the segments. Charges for stock-based compensation are not allocated to operating segments but included in our group contribution.
     The following table presents a reconciliation of total segment revenue to total consolidated revenue as reported in the consolidated statements of income:

	Q3	1/1/-9/30/	Q3	1/1/-9/30/
In € millions	2007	2007	2006	2006
Total revenue for reportable segments	2,420	7,000	2,209	6,443
Other external revenues	2	12	5	7
	2,422	7,012	2,214	6,450
     The following table presents a reconciliation of total segment contribution to income before income taxes and minority interests as reported in the consolidated statements of income:

In € millions	Q3	1/1/-	Q3	1/1/-
	2007	9/30/2007	2006	9/30/ 2006
Total contribution for reportable segments	1,190	3,348	1,099	3,099
Contribution from activities outside the reportable segments	-551	-1,650	-530	-1,540
Stock-based compensation expenses	-38	-87	-20	-77
Other differences	0	0	0	0
Operating income	601	1,611	549	1,482
Other non-operating income/expenses, net	-1	-8	-4	-19
Finance income, net	32	103	26	91
Income before income taxes and minority interests	632	1,706	571	1,554
Geographic Information The following tables present a summary of operations by geographic region. The amounts for sales by destination are based on the location of customers.
Software revenue by sales destination

	Q3	1/1/-	Q3	1/1/-
In € millions	2007	9/30/2007	2006	9/30/2006
EMEA	331	918	290	796
Americas	265	772	257	715
Asia Pacific Japan	119	303	95	249
	715	1,993	642	1,760
Software and software related service revenue by sales destination
In € millions

	Q3	1/1/-	Q3	1/1/-
In € millions	2007	9/30/2007	2006	9/30/2006
Germany	327	918	318	878
Rest of EMEA	587	1,664	485	1,402
Total EMEA	914	2,582	803	2,280
United States	448	1,287	410	1,185
Rest of Americas	140	440	135	379
Total Americas	588	1,727	545	1,564
Japan	86	231	81	213
Rest of Asia Pacific Japan	151	425	115	352
Total Asia
Pacific Japan	237	656	196	565
	1,739	4,965	1,544	4,409
Revenue by sales destination

	Q3	1/1/-	Q3	1/1/-
In € millions	2007	9/30/2007	2006	9/30/2006
Germany	467	1,330	450	1,281
Rest of EMEA	775	2,260	675	1,986
Total EMEA	1,242	3,590	1,125	3,267
United States	669	1,936	626	1,860
Rest of Americas	193	597	190	540
Total Americas	862	2,533	816	2,400
Japan	113	312	112	304
Rest of Asia Pacific Japan	205	577	161	479
Total Asia Pacific Japan	318	889	273	783
	2,422	7,012	2,214	6,450
Employees

in full-time equivalents	9/30/07	12/31/06
Germany	14,531	14,214
Rest of EMEA	8,728	8,146
Total EMEA	23,259	22,360
United States	7,823	6,958
Rest of Americas	2,693	2,267
Total Americas	10,516	9,225
Japan	1,292	1,236
Rest of Asia Pacific Japan	7,705	6,534
Total Asia Pacific Japan	8,997	7,770
Total	42,772	39,355
Employees by business areas

in full-time equivalents	9/30/07	12/31/06
Research and development	12,532	11,801
Professional services and other services	12,470	11,518
Software and software related services	5,858	5,368
Sales and marketing	8,064	7,082
General and administration	2,674	2,472
Infrastructure	1,174	1,114
Total	42,772	39,355

1

(12) Related Party Transactions
Certain Executive Board and Supervisory Board members of SAP AG currently hold or held within the last year positions of significant responsibility with other entities as presented in our Annual Report 2006. We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of services and software at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
     During the reporting period we had no material related party transactions likely to have a material effect on our business, financial position, or income.
     We have issued loans to employees other than to members of SAP AG’s Executive Board and Supervisory Board with aggregate outstanding present value of the balances of €51.0 million, and €50.5 million, at September 30, 2007, and December 31, 2006, respectively. Loans granted to employees primarily consist of interest-free or below-market-rate building loans which SAP discounts for financial reporting purposes based on prevailing market rates. SAP has not experienced significant default on loans to employees. There have been no loans to employees or executives to assist them in exercising stock options.
     For further information on related party transactions, refer to SAP’s consolidated financial statements as of December 31, 2006.

ADDITIONAL INFORMATION          29

ADDITIONAL INFORMATION

FINANCIAL CALENDAR
January 30, 2008
Full year 2007, Preliminary Earnings Release, analyst conference
April 23, 2008
First quarter 2008, Preliminary Earnings Release, telephone conference
June 2, 2008
Annual General Meeting of Shareholders, Mannheim, Germany
July 24, 2008
Second quarter 2008, Preliminary Earnings Release, analyst conference
SERVICES FOR SHAREHOLDERS
SAP offers additional services and resources at our investor relations site, www.sap.com/investor, to help investors learn more about SAP stock — including, for example, our e-mail newsletter and text message services. From our investor relations site you can also access SAP’s Annual Report for 2006 online or download the PDF version. If you would like to order a printed copy of the Annual Report or subscribe to SAP INVESTOR shareholder magazine, you can do so on our site or by e-mail to investor@sap.com. If you prefer to order by phone or fax, you can reach us at the following investor services numbers:
Europe, Asia Pacific Japan, Africa
Tel. +49 6227 7-67336
Fax +49 6227 7-40805
Americas
Tel.+1 877 727 7862
Fax+1 212 653 9602
ADDRESSES
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
Tel. +49 6227 7-47474
Fax +49 6227 7-57575
Internet www.sap.de
E-mail info@sap.com
All international subsidiaries and sales partners are listed at www.sap.com under “Contact us”.
INFORMATION ABOUT CONTENT:
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